Exhibit 99.2

[Commercial Information] [Commercial Information] [Commercial Information]

[Commercial Information] [Commercial Information]

[Commercial Information] [Commercial Information] [Commercial Information]

[Commercial Information] [Commercial Information]

[Commercial Information] [Commercial Information]

[Commercial Information]

/s/ "Andy Robinson"

/s/ "Christopher Valentine" /s/ "Joshua Lawrence" [Personal Information] [Personal Information[

[Commercial Information]

[Commercial Information]

[Commercial Information]

FIRST AMENDMENT TO LITHIUM CARBONATE OFFTAKE AGREEMENT

THIS FIRST AMENDMENT TO LITHIUM CARBONATE OFFTAKE AGREEMENT is dated as of September 24th, 2026 (this "**First Amendment**").

BETWEEN:

(1) SWA LITHIUM LLC, a limited liability company (the "**Seller**"); and

(2) TRAFIGURA TRADING LLC, a limited liability company (the "**Purchaser**")

(each a "**Party**" and together the "**Parties**").

RECITALS:

WHEREAS, the Parties entered into that certain Lithium Carbonate Offtake Agreement dated as of March 6, 2026 (as amended, supplemented, novated or replaced from time to time, the "**Offtake Agreement**"); and

WHEREAS, pursuant to Section 22.2 of the Offtake Agreement, the Offtake Agreement may be amended by an instrument in writing executed by the Parties.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. DEFINITIONS AND INTERPRETATION

Capitalized terms used but not otherwise defined in this First Amendment have the meanings given to them in the Offtake Agreement. The rules of interpretation set out in Section 1.2 of the Offtake Agreement apply to this First Amendment as if set out in full herein, *mutatis mutandis*. Section references in this First Amendment are to Sections of the Offtake Agreement unless otherwise stated.

2. AMENDMENTS TO THE OFFTAKE AGREEMENT

With effect from the Amendment Effective Date, the Offtake Agreement is amended as follows:

2.1 Amendments to Section 1.1 (*Definitions*).

(a) Section 1.1 (*Definitions*) is amended by inserting the following definitions in proper alphabetical order:

"**Base Quantity**" means eight thousand (8,000) MT of Product per annum.

"**Proposed Supplemental Schedule**" has the meaning given in Section 3(f)(ii).

"**Option Notice**" has the meaning given in Section 3(f)(i).

"**Option Quantity**" means, in respect of any calendar year, the volume of Product (being not more than four thousand (4,000) MT) specified by Seller in the Option Notice delivered in respect of such calendar year. [Commercial Information]

[redacted]

"Supplemental Delivery Schedule" has the meaning given in Section 3(f)(ii).

(b) The definitions of "Fallback Delivery Schedule" and "Production Long Stop Date" are amended and restated in their entirety to read as follows:

"**Fallback Delivery Schedule**" has the meaning given in Section 4(b), provided that [redacted]

"**Production Long Stop Date**" [redacted] [Commercial Information]

2.2 Amendment to Section 3(a). Section 3(a) is amended and restated in its entirety to read as follows:

"(a) During the Term, Seller shall supply, sell and deliver to Purchaser, and Purchaser shall purchase and take delivery of and pay for, or pay for if delivery is not taken, in respect of each calendar year, a minimum volume equal to the Base Quantity plus the Option Quantity (if any) for such calendar year (the "**Purchase Commitment**")."

2.3 New Section 3(f). Section 3 (*Sale and Purchase; Pre-CPD Exclusivity*) is amended by inserting a new clause (f) immediately following clause (e) thereof as follows:

"(f) **Seller Option to Increase Annual Quantity**.

(i) Seller shall have the option to increase the volume of Product to be delivered in any calendar year during the term hereof by up to four thousand (4,000) MT by delivering written notice to Purchaser specifying the applicable increase (an "**Option Notice**"). Seller shall deliver the Option Notice [redacted]

[Commercial Information]

[redacted]

(ii) Upon receipt of the Option Notice and no later than ten (10) days after receipt of an Option Notice, Purchaser shall deliver to Seller a proposed supplemental delivery schedule in respect of the Option Quantity for the relevant calendar year (a "**Proposed Supplemental Schedule**"), specifying [redacted]

[Commercial Information]

(iii) If, in respect of any calendar year in which an Option Notice has been sent, (A) Purchaser fails to deliver a Proposed Supplemental Schedule within the period specified in Section 3(f)(ii), [redacted]

[Commercial Information]

[redacted] Upon the Supplemental Delivery Schedule

being agreed or deemed to apply, it shall form part of, and be read together with, the Delivery Schedule for such calendar year for all purposes of this Agreement, [redacted] [Commercial Information]

(iv) [redacted]

2.4 Amendment to Section 6.2(a) (*Pricing Mechanism*). Sections 6.2(a)(i) and (ii) are amended and restated in their entirety, in each case as follows: [Commercial Information]

[redacted]

For purposes of clarity, the remainder of Section 6.2(a) is not amended and shall remain unchanged [redacted] [Commercial Information]

2.5 Amendment to Section 14 [redacted] is amended by adding the following sentence at the end thereof:

[redacted]

2.6 Amendment to Section 10 of Schedule 2 [redacted] [Commercial Information]

2.7 Amendments to Schedule 4 [redacted]

[Commercial Information]

[redacted]

2.8 Amendment to Schedule 1 [redacted]. Schedule 1 [redacted] is deleted in its entirety and replaced with Schedule 1 [redacted] hereto.

3. AMENDMENT EFFECTIVE DATE

This First Amendment shall become effective on the date on which it has been executed and delivered by each of the Parties (the "**Amendment Effective Date**").

4. REPRESENTATIONS AND WARRANTIES

Each Party represents and warrants to the other Party, as of the Amendment Effective Date, that: (a) it is duly organized and validly existing under the laws of its jurisdiction of organization; (b) the execution, delivery and performance of this First Amendment are within its powers and have been duly authorized by all necessary action; (c) this First Amendment constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms; and (d) the execution, delivery and performance of this First Amendment do not contravene its organizational documents or any law, order or contractual restriction binding on it.

5. NO OTHER AMENDMENTS; RATIFICATION

[Commercial Information]

Except as expressly amended by this First Amendment, the Offtake Agreement remains unamended, without novation, and continues in full force and effect and is in all respects confirmed, ratified and preserved. From and after the Amendment Effective Date, each reference in the Offtake Agreement, [redacted] and any other document to the "Agreement", "Offtake Agreement", "hereunder", "hereof" or words of like import shall be deemed a reference to the Offtake Agreement as amended by this First Amendment. Nothing in this First Amendment constitutes a waiver of any right or remedy of either Party accrued prior to the Amendment Effective Date.

6. INCORPORATION BY REFERENCE

[Commercial Information]

The following provisions of the Offtake Agreement are incorporated into this First Amendment by reference and apply *mutatis mutandis* as if set out in full herein, with references to "this Agreement" being read as references to this First Amendment: Section 1.2 (Interpretation), Section 15 (Confidentiality), Section 16 [redacted], Section 18 (Notices), Section 20 (Assignment and Transfer), Section 22.1 (Waiver), Section 22.2 (Amendment), Section 22.3 (Severability), Section 22.4 (Further Assurance), Section 22.5 (Remedies Cumulative) and Section 22.9 (Relationship of the Parties).

7. ENTIRE AGREEMENT

This First Amendment, together with the Offtake Agreement as amended hereby, constitutes the entire understanding between the Parties with respect to the subject matter hereof and supersedes all prior negotiations, discussions and understandings relating thereto.

8. GOVERNING LAW; JURISDICTION

This First Amendment shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflict of laws provisions thereof; provided that the United Nations Convention on Contracts for the International Sale of Goods shall not apply.

[redacted]

[Commercial Information]

9. COUNTERPARTS

This First Amendment may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Electronically transmitted and electronic signatures shall be valid and binding to the same extent as original signatures.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Parties have executed this First Amendment as of the date first written above.

SWA LITHIUM LLC

By: /s/ "Andy Robinson"

Name: Andy Robinson

Title: President & COO

TRAFIGURA TRADING LLC

/s/ "Christopher Valentine"

By: [redacted]
Name:
Title:

[Personal Information]

Acknowledged and agreed:

TRAFIGURA GROUP PTE LTD

as Guarantor

/s/ "Joshua Lawrence"

By: [redacted]
Name:
Title:

[Personal Information[

Annex A— Amended Schedule 1, Section A & B

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[redacted]

[redacted]

Section B

[redacted]

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Section C

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[redacted]